4:50 PM

Hey Chilly Willy! We're finally ready to launch our investment round!

https://wefunder.com/mobcraft.beer
Here is the link to the Wefunder page. It's set up in reservation mode at the early bird share price now. Give me a ring let me know if you have any questions I can answer! Fee free to share with anyone close but the official campaigns will start 9/21 along with all our press releases so don't share on social yet!

*Prior to filing the Form C, companies are in the 'Testing the Waters' phase of their campaign. This means they can accept investment reservations from investors, which they are prompted to confirm after the Form C is filed in order to finalize their investment.



Invest in MobCraft Beer: We turn ideas

wefunder.com

Now · SMS

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.